UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

API Technologies Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00187E104

(CUSIP Number)

Vintage Albany Acquisition, LLC

c/o Vintage Capital Management, LLC

Brian R. Kahn

4705 S. Apopka Vineland Rd. Suite 210

Orlando, Florida 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00187E104
1.	Names of Reporting Persons. Vintage Albany Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00187E104	Schedule 13D	Page 3 of 16

CUSIP No. 00187E104
1.	Names of Reporting Persons. Vintage Albany Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00187E104	Schedule 13D	Page 4 of 16

CUSIP No. 00187E104
1.	Names of Reporting Persons. Vintage Albany Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00187E104	Schedule 13D	Page 5 of 16

CUSIP No. 00187E104
1.	Names of Reporting Persons. Vintage Capital Management, LLC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00187E104	Schedule 13D	Page 6 of 16

CUSIP No. 00187E104
1.	Names of Reporting Persons. Kahn Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00187E104	Schedule 13D	Page 7 of 16

CUSIP No. 00187E104
1.	Names of Reporting Persons. Brian R. Kahn
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00187E104	Schedule 13D	Page 8 of 16

CUSIP No. 00187E104
1.	Names of Reporting Persons. Andrew M. Laurence
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00187E104	Schedule 13D	Page 9 of 16

CUSIP No. 00187E104
1.	Names of Reporting Persons. Jeremy R. Nowak
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00187E104	Schedule 13D	Page 10 of 16

Item 1. Security and Issuer

This Statement on Schedule 13D relates to common shares, $0.001 par value per share (the “Shares”) of API Technologies Corp., a corporation organized under the laws of the State of Delaware (the “Issuer”), having its principal place of business at c/o Barnes & Thornburg LLP, One North Wacker Drive, Chicago, IL 60606, Attention: Leslie J. Weiss.

Item 2. Identity and Background

(a) This statement is filed by:

(i) Vintage Albany Acquisition LLC, a Delaware limited liability company (Vintage Albany Acquisition);

(ii) Vintage Albany Partners LP, a Delaware limited partnership (Vintage Albany Partners LP) who serves as the sole member of Vintage Albany Acquisition;

(iii) Vintage Albany Partners GP LLC, a Delaware limited liability company (Vintage Albany Partners LLC) who serves as the general partner of Vintage Albany Partners LP;

(iv) Vintage Capital Management, LLC, a Delaware limited liability company (Vintage Capital), who serves as the investment manager for Vintage Albany Partners LLC;

(v) Kahn Capital Management, LLC, a Delaware limited liability company (Kahn Capital), who serves as a managing member of Vintage Capital and Vintage Albany Partners LLC;

(vi) Brian R. Kahn (Kahn), who serves as the sole member of Kahn Capital and as a member of Vintage Capital and Vintage Albany Partners LLC;

(vii) Andrew K. Laurence (Laurence), who serves as a member of Vintage Albany Partners LLC; and

(viii) Jeremy R. Nowak (Nowak), who serves as a member of Vintage Albany Partners LLC.

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 5506 Worsham Court, Windermere, FL 34786.

(c) Vintage Albany Acquisition has been formed for the purpose of making an equity investment in the Issuer. The principal business of Vintage Albany Partners LP is servings as the sole member of Vintage Albany Acquisition. The principal business of Vintage Albany Partners LLC is servings as the general partner of Vintage Albany Partners LP. The principal businesses of Vintage Capital and Kahn Capital are servings as a private investment funds.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is

CUSIP No. 00187E104	Schedule 13D	Page 11 of 16

subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Messrs. Kahn, Laurence and Nowak are citizens of the United States of America

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated January 9, 2011, as amended on January 19, 2011, between Vintage Albany Acquisition, SenDEC Corp, a New York corporation and an wholly-owned subsidiary of Vintage Albany Acquisition (“SenDEC”), the Issuer and API Merger Sub, Inc., a New York Corporation and a wholly-owned subsidiary of the Issuer (“Sub”), on January 21, 2011, Sub merged with and into SenDEC. Further, all shares of SenDEC capital stock issued and outstanding was converted into the right to receive 22,000,000 shares of Issuer’s Shares. As a result, SenDEC, as the surviving corporation in the merger, became a wholly-owned subsidiary of the Issuer.

In the event that Vintage Albany Acquisition purchases additional Shares, it is currently contemplated that it will use its working capital for such purchases. As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional Shares.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4. Pursuant to the Merger Agreement, Vintage Albany Acquisition acquired 71.5% of the outstanding capital stock of the Issuer and Messrs. Kahn and Laurence were appointed to the board of directors of SenDEC.

In connection with the Merger Agreement, Issuer and Vintage Albany Acquisition entered into the Registration Rights Agreement, dated as of January 21, 2011. Pursuant to the Registration Rights Agreement, Issuer and Vintage Albany Acquisition have certain rights to request registration of the securities owned by them for resale under the Securities Act of 1933, as amended and to receive indemnification from the Issuer in connection therewith. Issuer may, under certain circumstances, defer, limit or terminate the registration of securities. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement included as Exhibit 2, which is incorporate herein by reference.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable, subject to applicable law, to benefit from changes in market prices of such Shares, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, subject to the limitations set forth in applicable law, the Reporting Persons’ modifying their ownership of Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Subject to applicable law, the Reporting Persons reserve the right to formulate other plans and/or other proposals, and take such actions with respect to their investment in the Issuer, including any other or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. 00187E104	Schedule 13D	Page 12 of 16

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 30,785,634 Shares outstanding, including 584,631 exchangeable shares (“Exchangeable Shares”) of the Issuer’s special purpose subsidiary API Nanotronics Sub, Inc., as of January 24, 2011, which is the total number of Shares outstanding as reported in the Information Statement Schedule 14F-1, filed with the Securities and Exchange Commission on January 24, 2011.

(A)	Vintage Albany Acquisition

(a) As of close of the close of business on January 24, 2011, Vintage Albany Acquisition directly and beneficially owned 22,000,000 Shares.

Percentage: Approximately 71.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 22,000,000

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 22,000,000

(c) Aside from the acquisition of 22,000,000 Shares pursuant to the Merger Agreement as described in Item 3, there have been no transactions in Shares by Vintage Albany Acquisition during the past sixty days.

(B)	Vintage Albany Partners LP

(a) Vintage Albany Partners LP, as the sole member of Vintage Albany Acquisition, has the power to direct the voting and disposition of the Shares that Vintage Albany Acquisition beneficially owns, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Shares directly beneficially owned by Vintage Albany Acquisition.

Percentage: Approximately 71.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 22,000,000

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 22,000,000

(c) Vintage Albany Partners LP has not entered into any transactions in the Shares during the past 60 days.

(C)	Vintage Albany Partners LLC

(a) Vintage Albany Partners LLC, as the general partner of Vintage Albany Partners LP, has the power to direct the voting and disposition of the Shares that Vintage Albany Partners LP may be deemed to beneficially own, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Shares deemed to be beneficially owned by Vintage Albany Partners LP.

Percentage: Approximately 71.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 22,000,000

3. Sole power to dispose or direct the disposition: None

CUSIP No. 00187E104	Schedule 13D	Page 13 of 16

4. Shared power to dispose or direct the disposition: 22,000,000

(c) Vintage Albany Partners LLC has not entered into any transactions in the Shares during the past 60 days.

(C)	Vintage Capital

(a) Vintage Capital, as the designated investment manager for Vintage Albany Partners LLC, has the power to direct the voting and disposition of the Shares that Vintage Albany Partners LP may be deemed to beneficially own, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Shares deemed to be beneficially owned by Vintage Albany Partners LP.

Percentage: Approximately 71.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 22,000,000

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 22,000,000

(c) Vintage Capital has not entered into any transactions in the Shares during the past 60 days.

(C)	Kahn Capital

(a) Kahn Capital, as the managing member of Vintage Capital and Vintage Albany Partners LLC, has the power to direct the voting and disposition of the Shares that Vintage Capital and Vintage Albany Partners LLC may be deemed to beneficially own, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Shares deemed to be beneficially owned by Vintage Capital and Vintage Albany Partners LLC.

Percentage: Approximately 71.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 22,000,000

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 22,000,000

(c) Kahn Capital has not entered into any transactions in the Shares during the past 60 days.

(D)	Mr. Kahn

(a) Mr. Kahn, as the sole member of Kahn Capital and as a member of Vintage Capital and Vintage Albany Partners, has the power to direct the voting and disposition of the Shares that Kahn Capital, Vintage Capital and Vintage Albany Partners LLC may be deemed to beneficially own, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Shares deemed to be beneficially owned by Kahn Capital, Vintage Capital and Vintage Albany Partners LLC.

Percentage: Approximately 71.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 22,000,000

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 22,000,000

CUSIP No. 00187E104	Schedule 13D	Page 14 of 16

(c) Mr. Kahn has not entered into any transactions in the Shares during the past 60 days.

(D)	Mr. Laurence

(a) Mr. Laurence, as a member of Vintage Albany Partners LLC, has the power to direct the voting and disposition of the Shares that Vintage Albany Partners LLC may be deemed to beneficially own, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Shares deemed to be beneficially owned by Vintage Albany Partners LLC.

Percentage: Approximately 71.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 22,000,000

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 22,000,000

(c) Mr. Laurence has not entered into any transactions in the Shares during the past 60 days.

(D)	Mr. Nowak

(a) Mr. Nowak, as a member of Vintage Albany Partners LLC, has the power to direct the voting and disposition of the Shares that Vintage Albany Partners LLC may be deemed to beneficially own, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Shares deemed to be beneficially owned by Vintage Albany Partners LLC.

Percentage: Approximately 71.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 22,000,000

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 22,000,000

(c) Mr. Nowak has not entered into any transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

On January 21, 2011, Issuer and Vintage Albany Acquisition entered into a Registration Rights Agreement.

On January 31, 2011 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Other than as described herein, the Reporting Persons filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 00187E104	Schedule 13D	Page 15 of 16

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of January 31, 2011 by and among Vintage Albany Acquisition, Vintage Albany Partners LP, Vintage Albany Partners LLC, Vintage Capital, Kahn Capital, Brian Kahn, Andrew Laurence and Jeremy Nowak.

Exhibit 2: Registration Rights Agreement dated as of January 21, 2011 between API Technologies Corp. and Vintage Albany Acquisition, LLC.

CUSIP No. 00187E104	Schedule 13D	Page 16 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2011	/s/ BRIAN R. KAHN
Brian R. Kahn, for (i) himself; (ii) as the sole member of Kahn Capital, LLC, (iii) as member of Vintage Capital Management, LLC and Vintage Albany Partners GP, LLC, the general partner of Vintage Albany Partners, L.P., sole member of Vintage Albany Acquisition, LLC.

Date: January 31, 2011	/s/ ANDREW M. LAURENCE
Andrew M. Laurence for himself

Date: January 31, 2011	/s/ JEREMY R. NOWAK
Jeremy R. Nowak for himself

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, $0.001 par value per share, of API Technologies Corp.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: January 31, 2011

By:	/s/ Brian R. Kahn
Brian R. Kahn, for (i) himself; (ii) as the sole member of Kahn Capital, LLC, (iii) as member of Vintage Capital Management, LLC and Vintage Albany Partners GP, LLC, the general partner of Vintage Albany Partners, L.P., sole member of Vintage Albany Acquisition, LLC.

By:	/s/ Andrew M. Laurence
Andrew M. Laurence

By:	/s/ Jeremy R. Nowak
Jeremy R. Nowak

Exhibit 2

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is dated as of January 21, 2011, and is between API Technologies Corp. (the “Company”), and Vintage Albany Acquisition, LLC (the “Investor”).

RECITALS

The Investor is a party to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated of January 9, 2011, as amended by that certain Amendment to Agreement and Plan of Merger, dated as of January 19, 2011, among Investor, the Company, SenDEC Corp. and API Merger Sub Inc. in which Investor is entitled to receive at the closing thereof, 22,000,000 shares of Common Stock (as defined below) and potentially the right to receive additional shares of Common Stock in accordance with the provisions of Article VII of the Merger Agreement (collectively, the “Shares”).

The parties therefore agree as follows:

SECTION 1

DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

(a) “Closing” shall have the meaning set forth in the Merger Agreement.

(b) “Commission” shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(c) “Common Stock” shall mean the Common Stock of the Company, $0.01 par value per share.

(d) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(e) “Holder” shall mean the Investor and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been duly and validly transferred in accordance with Section 2.11 of this Agreement.

(f) “Initiating Holders” shall mean any Holder or Holders who in the aggregate hold not less than twenty percent (20%) of the outstanding Registrable Securities.

(g) “Registrable Securities” shall mean (i) the Shares and (ii) any Common Stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the Shares; provided, however, that Registrable Securities shall not include any Common Stock described in clause (i) or (ii) above which have previously been registered or which have been sold to the public either pursuant to a registration statement or Rule 144, or which have been sold in a private transaction in which the transferor’s rights under this Agreement are not validly assigned in accordance with this Agreement. In addition, as to any Holder, shares held by such Holder shall cease to be Registrable Securities as of the date which such shares may be sold without registration pursuant to Rule 144 under the Securities Act without volume restrictions.

(h) The terms “register,” “registered” and “registration” shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

(i) “Registration Expenses” shall mean all expenses incurred in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company and one special counsel for the Holders not to exceed $25,000 per registration, blue sky fees and expenses, and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses, fees and disbursements of other counsel for the Holders and the compensation of regular employees of the Company, which shall be paid in any event by the Company.

(j) “Restricted Securities” shall mean any Registrable Securities required to bear the first legend set forth in Section 2.8(c).

(k) “Rule 144” shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(l) “Rule 145” shall mean Rule 145 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission

(m) “Securities Act” shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(n) “Selling Expenses” shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of one special counsel to the Holders included in Registration Expenses).

(o) “Withdrawn Registration” shall mean a forfeited demand registration under Section 2.1 in accordance with the terms and conditions of Section 2.4.

SECTION 2

REGISTRATION RIGHTS

2.1 Requested Registration.

(a) Request for Registration. Subject to the conditions set forth in this Section 2.1, if prior to the fifth anniversary of the date of the Closing, the Company shall receive from Initiating Holders a written request signed by such Initiating Holders that the Company effect any registration with respect to all or a part of the Registrable Securities (such request shall state the number of shares of Registrable Securities to be disposed of by such Initiating Holders), the Company will:

(i) promptly give written notice of the proposed registration to all other Holders; and

(ii) as soon as practicable, file and use its commercially reasonable efforts to effect such registration (including, without limitation, filing post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) and to permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within twenty (20) days after such written notice from the Company is mailed or delivered.

(b) Limitations on Requested Registration. The Company shall not be obligated to effect, or to take any action to effect, any such registration pursuant to this Section 2.1:

(i) Prior to the one (1) year anniversary of the Closing;

(ii) If the Initiating Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration statement, propose to sell Registrable Securities and such other securities (if any) for aggregate proceeds (after deduction for underwriter’s discounts and expenses related to the issuance) less than $10,000,000;

(iii) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(iv) After the Company has initiated two such registrations pursuant to this Section 2.1 (counting for these purposes only (x) registrations which have been declared or ordered effective and pursuant to which securities have been sold and (y) Withdrawn Registrations);

(v) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of filing of, and ending on a date one hundred eighty

(180) days after the effective date of, a Company-initiated registration; provided that the Company is actively employing in good faith reasonable best efforts to cause such registration statement to become effective; or

(vi) If the Initiating Holders propose to dispose of shares of Registrable Securities that may be registered on Form S-3 pursuant to a request made under Section 2.3.

(c) Deferral. If (i) in the good faith judgment of the board of directors of the Company, the filing of a registration statement covering the Registrable Securities would be materially detrimental to the Company and the board of directors of the Company concludes, as a result, that it is in the best interests of the Company to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the board of directors of the Company, it would be materially detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, in the best interests of the Company to defer the filing of such registration statement, then (in addition to the limitations set forth in Section 2.1(b)(v) above) the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders, and, provided further, that the Company shall not defer its obligation in this manner more than twice in any twelve-month period.

(d) Limitations on Amount of Registrable Securities. If in the good faith judgment of the board of directors of the Company, a registration statement that would require the availability of Rule 415(a)(1)(i) and the amount of Registrable Securities requested by the Holders for such registration statement would likely cause Rule 415(a)(1)(i) not to be available, the Company may limit the number of Registrable Securities to be included in a registration; provided, that as soon as practicable, the Company will file an additional registration statement or statements covering the remaining Registrable Securities requested, provided in each case the Company may limit the amount of Registrable Securities covered in a registration statement in accordance with this Section 2.1(d).

(e) With respect to any registration pursuant to this Section 2.1, the Company may include in such registration any other securities for its own behalf or on the behalf of others.

2.2 Company Registration.

(a) Company Registration. If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders, other than a registration pursuant to Section 2.1 or 2.3, a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities, a registration relating to a corporate reorganization or other Rule 145 transaction, or a registration on any registration form that does not permit secondary sales, the Company will:

(i) promptly give written notice of the proposed registration to all Holders; and

(ii) use its commercially reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 2.2(b) below, and in any underwriting involved therein, all of such Registrable Securities as are specified in a written request or requests made by any Holder or Holders received by the Company within fifteen (15) days after such written notice from the Company is mailed or delivered. Such written request may specify all or a part of a Holder’s Registrable Securities.

(b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2.2(a)(i). In such event, the right of any Holder to registration pursuant to this Section 2.2 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders of securities of the Company with registration rights to participate therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company.

Notwithstanding any other provision of this Section 2.2, if the underwriters advise the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the underwriters may (subject to the limitations set forth below) exclude all Registrable Securities from, or limit the number of Registrable Securities to be included in, the registration and underwriting. The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated, as follows: (i) first, to the Company for securities being sold for its own account, and (ii) second, to the Holders requesting to include Registrable Securities in such registration statement and any securities held by other stockholders of the Company who hold registration rights (the “Other Security Holders”) based on the pro rata percentage of Registrable Securities held by such Holders and, if applicable, the securities held by the Other Security Holders.

If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall also be excluded therefrom by written notice from the Company or the underwriter. The Registrable Securities or other securities so excluded shall also be withdrawn from such registration. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. If shares are so withdrawn from the registration and if the number of shares of Registrable Securities to be included in such registration was previously reduced as a result of marketing factors pursuant to Section 2.2(b), the Company shall then offer to all persons who have retained the right to include securities in the registration the right to include additional securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among the persons requesting additional inclusion, in the manner set forth above.

(c) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

2.3 Registration on Form S-3.

(a) Request for Form S-3 Registration. If the Company is qualified to use Form S-3 or any comparable or successor form or forms, in addition to the rights contained in the foregoing provisions of this Section 2 and subject to the conditions set forth in this Section 2.3, if the Company shall receive from a Holder or Holders of ten percent (10%) of the Registrable Securities a written request that the Company effect any registration on Form S-3 or any similar short form registration statement with respect to all or part of the Registrable Securities (such request shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Holder or Holders), the Company will take all such action with respect to such Registrable Securities as required by Section 2.1(a)(i) and 2.1(a)(ii).

(b) Limitations on Form S-3 Registration. The Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2.3:

(i) In the circumstances described in either Sections 2.1(b)(i), 2.1(b)(iii) or 2.1(b)(v);

(ii) If the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 at an aggregate price to the public of less than $l,000,000; or

(iii) If, in any given twelve-month period, the Company has effected two (2) such registration during such period.

(c) Deferral and Limitations. The provisions of Section 2.1(c) and Section 2.1(d) shall apply to any registration pursuant to this Section 2.3.

(d) Underwriting. Notwithstanding anything contained herein to the contrary, registrations effected pursuant to this Section 2.3 shall not be counted as requests for registration or registrations effected pursuant to Section 2.1.

(e) With respect to any registration pursuant to this Section 2.3, the Company may include in such registration any other securities for its own behalf or on the behalf of others.

2.4 Expenses of Registration. All Registration Expenses incurred in connection with registrations pursuant to Sections 2.1, 2.2 and 2.3 shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sections 2.1 and 2.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered or because a sufficient number of Holders shall have withdrawn so that the minimum offering conditions set forth in Sections 2.1 and 2.3 are no longer satisfied (in which case all participating Holders shall bear such expenses pro rata among each other based on the number of Registrable Securities requested to be so registered), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to a demand registration pursuant to Section 2.1; provided, however, in the event that a withdrawal by the Holders is based upon material adverse information relating to the Company that is different from the information known or available (upon request from the Company or otherwise) to the Holders requesting registration at the time of their request for registration under Section 2.1, such registration shall not be treated as a counted registration for purposes of Section 2.1, even though the Holders do not bear the Registration Expenses for such registration. All Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the holders of securities included in such registration pro rata among each other on the basis of the number of Registrable Securities so registered.

2.5 Registration Procedures. In the case of each registration effected by the Company pursuant to Section 2, the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will use its reasonable best efforts to:

(a) Keep such registration effective for a period of ending on the earlier of the date which is ninety (90) days from the effective date of the registration statement or such time as the Holder or Holders have completed the distribution described in the registration statement relating thereto; provided, however, that (i) such 90 day period shall be extended for a period of time equal to the period the Holder(s) refrain from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of the Company and (ii) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such 90 day period shall be extended, for so long as sales of Registrable Securities continue to be eligible for sale on such Form S-3, if necessary, to keep the registration statement effective until the earlier of (A) such time as all such Registrable Securities registered on such registration statement are sold, or (B) all such Registrable Securities on such registration statement may be sold in any three month period pursuant to Rule 144;

(b) To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) (a “WKSI”) at the time any request for registration is submitted to the Company in accordance with Section 2.3, if so requested, the Company will file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “automatic shelf registration statement”) to effect such registration;

(c) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in subsection (a) above;

(d) Furnish such number of prospectuses, including any preliminary prospectuses, and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Holder from time to time may reasonably request;

(e) Use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdiction as shall be reasonably requested by the Holders; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(f) Notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing, and following such notification promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing;

(g) If at any time when the Company is required to re-evaluate its WKSI status for purposes of an automatic shelf registration statement used to effect a request for registration in accordance with Section 2.3 (i) the Company determines that it is not a WKSI, (ii) the registration statement is required to be kept effective in accordance with this Agreement, and (iii) the registration rights of the applicable Holders have not terminated, promptly amend the registration statement onto a form the Company is then eligible to use or file a new registration statement on such form, and keep such registration statement effective in accordance with the requirements otherwise applicable under this Agreement;

(h) If (i) a registration made pursuant to a shelf registration statement is required to be kept effective in accordance with this Agreement after the third anniversary of the initial effective date of the shelf registration statement and (ii) the registration rights of the applicable Holders have not terminated, file a new registration statement with respect to any unsold Registrable Securities subject to the original request for registration prior to the end of the three year period after the initial effective date of the shelf registration statement, and keep such registration statement effective in accordance with the requirements otherwise applicable under this Agreement;

(i) Use its reasonable best efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and reasonably satisfactory to a majority in interest of the Holders requesting registration of Registrable Securities and (ii) a “comfort” letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters;

(j) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(k) Otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first month after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(l) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

(m) In connection with any underwritten offering pursuant to a registration statement filed pursuant to Section 2.1, enter into an underwriting agreement in form reasonably necessary to effect the offer and sale of Common Stock, provided such underwriting agreement contains reasonable and customary provisions, and provided further, that each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

2.6 Indemnification.

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, each of its officers, directors and partners, legal counsel and accountants and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Section 2, and each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any underwriter, against all expenses, claims, losses, damages and liabilities (or actions, proceedings or settlements in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any registration statement, any prospectus included in the registration statement, any issuer free writing prospectus (as defined in Rule 433 of the Securities Act), any issuer information (as defined in Rule 433 of the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act or any other document incident to any such registration, qualification or compliance prepared by or on behalf of the Company or used or referred to by the Company, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation (or alleged violation) by the Company of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any offering covered by such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers, directors, partners, legal counsel and accountants and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability or action; provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability, or action arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such Holder, any of such Holder’s officers, directors, partners, legal counsel or accountants, any person controlling such Holder, such underwriter or any person who controls any such underwriter, and stated to be specifically for use therein; and provided, further that, the indemnity agreement contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

(b) To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors, officers, partners, legal counsel and accountants and each underwriter, if any, of the Company’s securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, each other such Holder, and each of their officers, directors and partners, and each person controlling each other such Holder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any prospectus, offering circular or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification or compliance, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and such Holders, directors, officers, partners, legal counsel and accountants, persons, underwriters, or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; provided, however, that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages or liabilities (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided that in no event shall any indemnity under this Section 2.6 exceed the net proceeds from the offering received by such Holder, except in the case of fraud by such Holder.

(c) Each party entitled to indemnification under this Section 2.6 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party’s expense; and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.6, to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. No person or entity will be required under this Section 2.6(d) to contribute any amount in excess of the net proceeds from the offering received by such person or entity, except in the case of fraud or willful misconduct by such person or entity. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions as they relate to underwriters and their controlling persons, the provisions in the underwriting agreement shall control.

2.7 Cooperation. Each Holder of Registrable Securities hereby agrees (a) to promptly furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this Section 2 and (b) to the extent required by the Securities Act, to deliver or cause delivery of the prospectus contained in any registration statement, and any amendment or supplement thereto, to any purchaser from such Holder of the Registrable Securities covered by a registration statement.

2.8 Restrictions on Transfer.

(a) The holder of each certificate representing Registrable Securities by acceptance thereof agrees to comply in all respects with the provisions of this Section 2.8. Each Holder agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Restricted Securities, or any beneficial interest therein, unless and until the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Restricted Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement, including, without limitation, this Section 2.8 and Section 2.10, and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and the disposition is made in accordance with the registration statement; or

(ii) The Holder shall have given prior written notice to the Company of the Holder’s intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, and, if requested by the Company, the Holder shall have furnished the Company, at the Holder’s expense, with (i) an opinion of counsel reasonably satisfactory to the Company to the effect that such disposition will not require registration of such Restricted Securities under the Securities Act whereupon the holder of such Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by the Holder to the Company.

(b) Notwithstanding the provisions of Section 2.8(a), no such registration statement or opinion of counsel shall be necessary for (i) a transfer not involving a change in beneficial ownership, or (ii) transactions involving the distribution without consideration of Restricted Securities by any Holder to (x) a parent, subsidiary or other affiliate of the Holder, if the Holder is a corporation, (y) any of the Holder’s partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of the Holder’s partners, members or other equity owners or retired partners, retired members or other equity owners, or (z) a venture capital fund that is controlled by or under common control with one or more general partners or managing members of, or shares the same management company with, the Holder (each an “Affiliated Fund”); provided, in each case, that the Holder shall give written notice to the Company of the Holder’s intention to effect such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition.

(c) Each certificate representing Registrable Securities shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THE SHARES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF OR OFFERED FOR SALE IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED.

The Holders consent to the Company making a notation on its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer established in this Section 2.8.

(d) The legend in Section 2.8(c) stamped on a certificate evidencing the Restricted Securities and the stock transfer instructions and record notations with respect to the

Restricted Securities shall be removed and the Company shall issue a certificate without such legend to the holder of Restricted Securities if (i) those securities are transferred pursuant to a public offering registered under the Securities Act, or (ii) the holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a sale or transfer of those securities may be made without registration or qualification; provided, however, the Company may require that the seller have a bona fide intent to sell the shares if required under Rule 144 as a result of the Company’s prior status as an issuer as defined in Rule 405.

2.9 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Restricted Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a) Make and keep adequate current public information with respect to the Company available in accordance with Rule 144 under the Securities Act at all times during which the Company is subject to the reporting requirements of the Exchange Act;

(b) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times during which the Company is subject to such reporting requirements; and

(c) So long as a Holder owns any Restricted Securities, furnish to the Holder forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after ninety (90) days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at all times during which it is subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

2.10 Market Stand-Off Agreement. If requested by the Company and an underwriter of Common Stock (or other securities) of the Company, each Holder shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) during the period not to exceed 10 days prior to the effective date of the registration and ending one hundred eighty (180) day period (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NASD Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto) following the effective date of the registration statement for the first underwritten public offering filed under the Securities Act after the date of this Agreement, provided that: all officers and directors of the Company and holders of at least five percent (5%) of the Company’s voting securities are bound by and have entered into similar agreements and nothing herein shall limit such Holder’s rights under Section 2.2(b). The obligations described in this Section 2.10 shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions and may stamp each such certificate with the second legend set forth in Section 2.8(c) with respect to the Common Stock (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (180) day (or other) period. Each Holder agrees to execute a market standoff agreement with said underwriters in customary form consistent with the provisions of this Section 2.10.

2.11 Transfer or Assignment of Registration Rights. The rights to cause the Company to register securities granted to a Holder by the Company under this Section 2 may be transferred or assigned by a Holder to a transferee or assignee; provided that (i) such transfer or assignment of Registrable Securities is effected in accordance with the terms of Section 2.8 and applicable securities laws, (ii) the Company is given written notice prior to said transfer or assignment, stating the name and address of the transferee or assignee and identifying the securities with respect to which such registration rights are intended to be transferred or assigned, (iii) the transferee or assignee of such rights assumes in writing the obligations of such Holder under this Agreement, including, without limitation, the obligations set forth in Section 2.10, and (iv) such transferee or assignee acquires at least 500,000 shares (as appropriately adjusted for stock splits, stock dividends, reverse stock splits, recapitalizations and similar events) of Registrable Securities held by such Holder. Notwithstanding the foregoing, transfers or assignments of Registrable Securities by a Holder to any of such Holder’s partners, members or other equity owners or to an Affiliated Fund are permissible without regard to the minimum shareholding percentage set forth in this Section 2.11.

2.12 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of Holders holding at least sixty percent (60%) of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are pari passu or senior to the registration rights granted to the Holders hereunder.

SECTION 3

MISCELLANEOUS

3.1 Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Holders holding a majority of the Registrable Securities (excluding any of such shares that have been sold to the public or pursuant to Rule 144). Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Holder and each future holder of all such securities of Holder. Each Holder acknowledges that by the operation of this paragraph, the holders of a majority of the Registrable Securities (excluding any of such shares that have been sold to the public or pursuant to Rule 144) will have the right and power to diminish or eliminate all rights of such Holder under this Agreement.

3.2 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail (if to an Investor or Holder) or otherwise delivered by hand, messenger or courier service addressed:

(a) if to an Investor, to the Investor’s address, facsimile number or electronic mail address as shown in the Company’s records, as may be updated in accordance with the provisions hereof;

(b) if to any Holder, to such address, facsimile number or electronic mail address as shown in the Company’s records, or, until any such Holder so furnishes an address, facsimile number or electronic mail address to the Company, then to the address of the last holder of such shares for which the Company has contact information in its records; or

(c) if to the Company, to the attention of Leslie J. Weiss, Barnes & Thornburg LLP, One North Wacker Drive, Suite 4400 Chicago, IL 60606, or at such other current address as the Company shall have furnished to the Investors or Holders.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via facsimile, upon confirmation of facsimile transfer or, if sent via electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day.

3.3 Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the State of Delaware. In the event of litigation arising out of or in relation to this Agreement or the interpretation thereof, the unsuccessful party with respect to such litigation shall pay the legal fees and disbursements (and all applicable taxes thereon) of the prevailing party on a solicitor and own client basis.

3.4 Successors and Assigns. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

3.5 Entire Agreement. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

3.6 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

3.7 Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

3.8 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

3.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

3.10 Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

3.11 Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

3.12 Aggregation of Stock. All securities held or acquired by affiliated entities (including affiliated venture capital funds) or persons shall be aggregated together for purposes of determining the availability of any rights under this Agreement.

(signature page follows)

The parties are signing this Registration Rights Agreement as of the date stated in the introductory clause.

API TECHNOLOGIES CORP.

By:	/s/ Jonathan Pollack

Name:	Jonathan Pollack

Title:	Executive Vice President

(Signature page to Registration Rights Agreement)

The parties are signing this Registration Rights Agreement as of the date stated in the introductory clause.

VINTAGE ALBANY ACQUISITION, LLC

By:	Vintage Albany Partners, LP, its sole member

By:	Vintage Albany Partners GP, LLC, its general partner

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Manager